SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                   (Under the Securities Exchange Act of 1934)

                             Formula Footwear, Inc.
                                (Name of Issuer)

                               Common Voting Stock
                         (Title of Class of Securities)

                                   346412 20 8
                                 (Cusip Number)

Thomas Howells, 5525 South 900 East, Suite 110, Salt Lake City, UT 84117, (801) 262-8844 (Name, Address and Telephone Number of Person Authorized to Receive Notices)

                                  May 27, 1999
             (Date of Event which Requires Filing of this Statement)


1. James Doolin, Jason Jenson, Harold Jenson and Jenson Services, Inc.

2. (a) X (b) __ .

3. ----------------------------------------------------------
                           (SEC use only)

4. WC

5. None; Not Applicable

6. Utah

Number of Shares                    7.  Sole Voting Power,James Doolin: 220,000,
Beneficially Owned                       Jason Jenson: 220,000, Harold Jenson:
By each reporting person                 220,000, Jenson Services, Inc.:300,000.


                                    8.  Shared Voting Power, Duane S. Jenson and
                                         Jenson Services, Inc. 300,000.*

                                    9.  Sole Dispositive Power,James Doolin:
                                         220,000, Jason Jenson: 220,000,
                                         Harold Jenson: 220,000, Jenson
                                         Services, Inc.:300,000.

                                    10. Shared Dispositive Power, Duane S.
                                         Jenson and Jenson Services, Inc.
                                         300,000.*

*Duane S. Jenson may be deemed the beneficial owner or these shares due to his relationship with Jenson Services, Inc. Mr. Duane S. Jenson is President and owner of Jenson Services, Inc.

11.    James Doolin                                    220,000

       Jason Jenson                                    220,000

       Harold Jenson                                   220,000

       Jenson Services, Inc.                           300,000*

       Total Share Beneficially
       Owned by
       Mr. Duane S. Jenson                             300,000


*Duane S. Jenson may be deemed the beneficial owner of these shares due to his relationship with Jenson Services, Inc. Mr. Duane S. Jenson is President and owner of Jenson Services, Inc.

12.___ ( No shares are excluded in the numerical or percentage computations herein.)

13.   95%

      James Doolin, IN.

      Jason Jenson, IN.

      Harold Jenson, IN.

      Jenson Services, Inc., CO.

      Duane S. Jenson, IN.

Item 1. Formula Footwear, Inc., a Utah corporation SEC File No. 2-98748 (the "Company"); 5525 South 900 East, Suite 110, Salt Lake City, Utah, 84117, $0.001 par value common voting stock.

Item 2. (a) James Doolin

        (b) 5 Pepperwood Dr., Sandy, UT 84092

        (c) Manager, Hillside Tire and Service, Inc. 2255 East Fort Union Blvd., Salt Lake City, UT 84117

        (d) None; Not Applicable

        (e) None; Not Applicable

        (f) U.S.

Item 3. Working Capital.

Item 4. The purpose of the transaction was investment only.

Item 5. (a) James Doolin                            220,000

        (b) Sole Voting Power, James Doolin: 220,000 shares;
               Shared Voting Power, James Doolin: 220,000 shares;
               Sole Dispositive Power, James Doolin: 220,000 shares; Shared Dispositive Power, James Doolin: 220,000 shares.

        (c) None.

        (d) None, not applicable.

        (e) None, not applicable.

Item 6. None.

Item 7. Not applicable.

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this information set forth in this statement is true, complete and correct.




Dated: 10-13-99                                      /S/ JAMES DOOLIN
                                                     James Doolin

Item 1. Formula Footwear, Inc., a Utah corporation SEC File No. 2-98748 (the "Company"); 5525 South 900 East, Suite 110, Salt Lake City, Utah, 84117, $0.001 par value common voting stock.

Item 2. (a) Jason Jenson

        (b) 1769 East Bryan Ave., Salt Lake City, UT, 84108

        (c) Owner, Jenson Painting, 1769 East Bryan Ave.,   Salt Lake City, UT,
            84108

        (d) None; Not Applicable

        (e) None; Not Applicable

        (f) U.S.

Item 3. Working Capital.

Item 4. The purpose of the transaction was investment only.

Item 5. (a) Jason Jenson                            220,000

        (b) Sole Voting Power, Jason Jenson: 220,000 shares;
               Shared Voting Power, Jason Jenson: 220,000 shares;
               Sole Dispositive Power, Jason Jenson: 220,000 shares; Shared Dispositive Power, Jason Jenson: 220,000 shares.

        (c) None.

        (d) None, not applicable.

         e) None, not applicable.

Item 6. None.

Item 7. Not applicable.

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this information set forth in this statement is true, complete and correct.




Dated:10/12/99                                      /S/ JASON JENSON
                                                     Jason Jenson

Item 1. Formula Footwear, Inc., a Utah corporation SEC File No. 2-98748 (the "Company"); 5525 South 900 East, Suite 110, Salt Lake City, Utah, 84117, $0.001 par value common voting stock.

Item 2. (a) Harold Jenson

        (b) 900 West Bitner Rd., F16, Park City, UT, 84090

        (c) Contractor, Jenson Orton Construction, 5525 South 900 East, Suite 110, Salt Lake City, UT., 84117

        (d) None; Not Applicable

        (e) None; Not Applicable

        (f) U.S.

Item 3. Working Capital.

Item 4. The purpose of the transaction was investment only.

Item 5. (a) Harold Jenson                           220,000

        (b) Sole Voting Power, Harold Jenson: 220,000 shares;
               Shared Voting Power, Harold Jenson: 220,000 shares;
               Sole Dispositive Power, Harold Jenson: 220,000 shares; Shared Dispositive Power, Harold Jenson: 220,000 shares.

        (c) None.

        (d) None, not applicable.

        (e) None, not applicable.

Item 6. None.

Item 7. Not applicable.

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this information set forth in this statement is true, complete and correct.




Dated: 10/13/99                                     /S/ HAROLD JENSON
                                                     Harold Jenson

Item 1. Formula Footwear, Inc., a Utah corporation SEC File No. 2-98748 (the "Company"); 5525 South 900 East, Suite 110, Salt Lake City, Utah, 84117, $0.001 par value common voting stock.

Item 2. (a) Jenson Services, Inc., a Utah corporation, and Duane S. Jenson.
             Mr. Duane S. Jenson is President and owner of Jenson Services, Inc.

        (b) 5525 South 900 East, Suite 110, Salt Lake City, UT, 84117

        (c) Same as (b).

        (d) None; Not Applicable

        (e) None; Not Applicable

        (f) U.S.

Item 3. Working Capital.

Item 4. The purpose of the transaction was investment only.

Item 5. (a) Jenson Services, Inc.                                    300,000
             Duane S. Jenson                                               0
             Total Shares beneficially
             Owned by Duane S. Jenson                                300,000

        (b) Sole Voting Power, Duane S. Jenson : 300,000 shares;
            Shared Voting Power, Jenson Services, Inc. and Duane S. Jenson:
            300,000 shares; Sole Dispositive Power, Duane S. Jenson: 300,000 shares; Shared Dispositive Power, Jenson Services, Inc. and Duane S. Jenson : 300,000 shares.

        (c) None.

        (d) None, not applicable.

        (e) None, not applicable.

Item 6. None.

Item 7. Not applicable.

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this information set forth in this statement is true, complete and correct.

                                            JENSON SERVICES. INC.


Dated: 10/13/99                             /S/ DUANE JENSON
                                            Duane S. Jenson
                                            President, Jenson Services, Inc.


 Dated:10/13/99                             /S/ DUANE JENSON
                                            Duane S. Jenson